Exhibit 99.1

AcuityAds Holdings Inc.

Notice of Annual and Special Meeting of Shareholders

And

Management Information Circular

May 12, 2023

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	4
Meeting Procedures	5
Voting Procedures	6
VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS	10
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	10
ADVANCE NOTICE BY-LAW	10
PARTICULARS OF ANNUAL MATTERS TO BE ACTED UPON	11
Financial Statements	11
Appointment of Auditor	11
Election of Directors	11
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	16
PARTICULARS OF SPECIAL MATTERS TO BE ACTED UPON	17
Approval of the Name Change Resolution	17
Approval of Unallocated Awards, Rights and Other Entitlements under the Omnibus Incentive Plan	18
COMPENSATION DISCUSSION AND ANALYSIS	19
COMPENSATION GOVERNANCE	22
SUMMARY COMPENSATION TABLE	23
INCENTIVE PLAN AWARDS FOR NAMED EXECUTIVE OFFICERS	23
Outstanding Share-Based Awards and Option-Based Awards	23
Value Vested or Earned During the Year	24
PENSION PLAN BENEFITS	24
DEFERRED COMPENSATION PLANS	25
TERMINATION AND CHANGE OF CONTROL BENEFITS	25
DIRECTOR COMPENSATION	26
Compensation Philosophy and Objectives	26
Director Compensation Table	26
Incentive Plan Awards for Directors	27
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	28
Description of the Omnibus Incentive Plan	28
Description of the Option Plan	30
Description of the DSU Plan	32
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	34
Board of Directors	34
Directorships	35
Board Mandate	36
Position Descriptions	36
Orientation and Continuing Education	37

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Ethical Business Conduct	37
Nomination of Directors	37
Compensation	38
Assessments	38
Director Term Limits and Other Mechanisms of Board Renewal	38
Policies Regarding Representation of Designated Groups on the Board	38
Consideration of the Representation of Designated Groups in the Director Identification and Selection Process	39
Consideration of the Representation of Designated Groups in Executive Officer Appointments	39
Issuer’s Targets Regarding the Representation of Designated Groups on the Board and in Executive Officer Positions	39
Number of Members of Designated Groups on the Board and in Executive Officer Positions	40
Audit Committee	40
Compensation and Corporate Governance Committee	40
Other Committees	41
Other Governance Policies	41
OTHER INFORMATION	42
Indebtedness of Directors and Executive Officers	42
Interest of Informed Persons in Material Transactions	43
Normal Course Issuer Bid	43
SHAREHOLDER PROPOSALS	43
ADDITIONAL INFORMATION	43
DIRECTORS’ APPROVAL	43
SCHEDULE A - BOARD MANDATE	1
SCHEDULE B - ADVANCE NOTICE BY-LAW	1

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MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of AcuityAds Holdings Inc. (“AcuityAds” or the “Corporation”) of proxies to be used at the annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares in the capital of the Corporation (“Common Shares”) referred to in the accompanying Notice of Annual General and Special Meeting of Shareholders (the “Notice”) to be held on June 14, 2023, at the time and through the virtual meeting portal as set forth in the Notice.

This year, the Corporation will be hosting the Meeting virtually via live audio webcast. Shareholders will be able to listen, participate and vote at the Meeting in real time through a web-based platform instead of attending the Meeting in person. For further information on attending, participating and voting at the Meeting, please see “Meeting Procedures” and “Voting Procedures” below beginning on pages 4 and 5, respectively.

This Circular describes the items to be voted on at the Meeting as well as the voting process, and provides information about trustee and executive compensation, governance practices and other relevant matters. The information in this Circular is presented as at May 12, 2023, unless indicated otherwise. The board of directors of the Corporation (the “Board”) has fixed May 12, 2023 as the record date for the Meeting (the “Record Date”). All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

In this document, “you” and “your” refer to the shareholders of the Corporation. “AcuityAds” or the “Corporation” means AcuityAds Holdings Inc. and its subsidiary entities on a consolidated basis and, in the case of references to matters undertaken by a predecessor in interest to the Corporation or its subsidiary entities, includes each such predecessor in interest, unless the context otherwise requires.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

The Corporation is organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Corporation is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Corporation and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Corporation, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

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NO SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Meeting Procedures

When is the Record Date?

The Board of Directors has fixed the close of business on May 12, 2023 as the record date for the Meeting. Only Shareholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or any adjournment or postponement thereof, and to vote at the Meeting. No Shareholder who becomes a Shareholder of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

Who may attend the Meeting?

Anyone who holds Common Shares as of the Record Date or has been appointed proxyholder by such a shareholder, is entitled to attend the Meeting.

Who may vote at the Meeting and what are we voting on?

There are two types of shareholders who can vote at the Meeting: “registered shareholders” and “non-registered shareholders”. Registered shareholders hold their Common Shares in their own name, and this name appears on the share register maintained by the Corporation’s transfer agent. Non-registered shareholders hold their Common Shares through an intermediary such as a bank, investment dealer, trust company or other financial institution. Common Shares held by non-registered shareholders are registered in the name of the applicable intermediary on the share register maintained by the Corporation’s transfer agent.

If you are a registered shareholder and hold Common Shares as of the close of business on the Record Date, or have been appointed proxyholder by such a shareholder, you have the right to cast one vote per Common Share on the business matters set out in the accompanying Notice and any other matters which properly come before the Meeting.

If you are a non-registered shareholder, in order to vote your beneficially owned Common Shares you must carefully follow the instructions provided by the financial intermediary that manages your account. Without specific instructions, intermediaries are prohibited from voting for their clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person at the appropriate time. A non-registered shareholder cannot use a voting instruction form or form of proxy to vote Common Shares directly at the Meeting. Non-registered shareholders must carefully follow the instructions provided by their financial intermediary if they wish to vote their Common Shares at the Meeting. Voting instruction forms must be returned sufficiently in advance of the Meeting to have those Common Shares voted. Please consult with your financial intermediary for further information.

How do I attend the Virtual Only Meeting?

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and vote, all in real time, online using the web link and password provided in the accompanying Notice. Registered shareholders and duly appointed third party proxyholders can vote at the appropriate times during the Meeting. Guests, including non-registered beneficial shareholders who have not duly appointed a third party proxyholder, can log in and listen to the Meeting as set out below, but are not able to vote. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

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•	Log in using the following link: https://virtual-meetings.tsxtrust.com/1508. We recommend that you log in at least 10-15 minutes before the Meeting starts.
•	If you have voting rights, click “I have a control number” and then enter your Control Number and Password “acuity2023” (case sensitive).

OR

•	If you do not have voting rights, click “I am a Guest” and then complete the online form.

Registered shareholders: The Control Number located on the form of proxy or in the email notification you received is your Control Number.

Duly appointed proxyholders: TSX Trust Company (“TSX Trust”) will provide the proxyholder with a Control Number by e-mail after the proxy Voting Deadline (as defined below) has passed and the proxyholder has been duly appointed AND registered as described in “How do I appoint someone else to attend the Meeting and vote my Common Shares for me?” below.

United States Beneficial Owners: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your intermediary and then register in advance to attend the Meeting. Follow the instructions from your intermediary included with these proxy materials, or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy to TSX Trust. Requests for registration should be directed to: TSX Trust Company, 301 – 100 Adelaide Street West Toronto, Ontario M5H 4H1 OR Email at: tsxtrustproxyvoting@tmx.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than the Voting Deadline (as defined below). You will receive a confirmation of your registration by email after TSX Trust receives your registration materials. You may attend the Meeting and vote your shares at during the Meeting using the log in procedure described above. Please note that you are required to register your appointment at https://tsxtrust.com/resource/en/75.

How many shareholders are needed to reach a quorum?

A quorum is reached with at least two persons present who hold, or represent by proxy, in the aggregate at least 10% of the issued and outstanding Common Shares as at the Record Date, being the shares entitled to be voted at the Meeting.

How many shares are outstanding?

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares. As at the Record Date, AcuityAds has 56,123,475 Common Shares issued and outstanding and no preference shares issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Corporation will arrange for the preparation of a list of holders of Common Shares as of the Record Date.

Voting Procedures

Am I a registered or non-registered shareholder?

You are a registered shareholder if you have a share certificate in your name. You are a non-registered shareholder if your Common Shares are registered in the name of an intermediary (such as a bank, trust company, trustee, investment dealer, clearing agency or other institution). If you hold your Common Shares through a brokerage account, it is highly likely you are a non-registered shareholder.

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How can I vote if I am a registered shareholder?

•	By casting your vote online in advance at www.voteproxyonline.com, alternatively you may return your completed proxy by mail or deliver it in accordance with the instructions on your proxy;
•	By attending the Meeting virtually and voting at the prompted times during the Meeting; or
•	By appointing someone else as proxy to attend the Meeting virtually and vote your Common Shares for you, by following the instructions provided on your proxy.

When voting other than at the Meeting, please ensure you leave sufficient time for your proxy to be received by TSX Trust before 11:00 a.m. (Eastern Daylight Time) on Monday, June 12, 2023 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Meeting).

How may I vote if I am a non-registered shareholder?

The majority of investment brokers and dealers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically asks non-registered shareholders to vote via the internet at www.proxyvote.com, by telephone using the number listed on the voting instruction form, or by returning the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.

If you are a non-registered shareholder and you receive your materials through an investment dealer or other intermediary, complete and return the forms entitling you to vote by following the instructions in those forms. The materials are being sent to both registered and non-registered owners of Common Shares (including non-objecting beneficial owners). If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

If you are a non-registered shareholder and wish to vote at the Meeting, you MUST insert your own name in the space provided on the voting information form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described under “How do I appoint someone else to attend the Meeting and vote my Common Shares for me?” below. By doing so, you are instruction you intermediary to appoint you as its proxyholder. It is important that you carefully follow the instructions and comply with the signature and return requirements provided by your intermediary.

Non-registered shareholders should pay particular attention to any deadline specified on the voting information form as this deadline may be different (and earlier) than the proxy Voting Deadline for registered shareholders described below. TSX Trust must receive non-registered shareholders’ voting instructions from Broadridge in advance of 11:00 a.m. (Eastern Daylight Time) on Monday, June 12, 2023 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Meeting).

Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting. Note that non-registered shareholders cannot use a voting information form provided by Broadridge to vote their Common Shares directly at the Meeting.

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How do I appoint someone else to attend the Meeting and vote my Common Shares for me?

Mr. Tal Hayek, the Chief Executive Officer and a Director of the Corporation and Mr. Elliot Muchnik, the Chief Financial Officer of the Corporation have been named in the proxy to represent shareholders at the Meeting.

Registered and non-registered shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees identified in the form of proxy or voting instruction form as proxyholder (including themselves) to attend and participate at the Meeting as their proxyholder and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder, as described below. Registering your proxyholder is an additional step to be completed IN ADDITION TO submitting your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the Meeting and only being able to attend as a guest.

•	Step 1 – Submit your form of proxy or voting instruction form: To appoint a third party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form.
•	Step 2 – Register your proxyholder: To register a third party proxyholder, such third party proxyholder must contact TSX Trust at tsxtis@tmx.com to request a control number to be represented or voted at the meeting by no later than 11:00 a.m. (Eastern Daylight Time) on Monday, June 12, 2023 (the “Voting Deadline”). It is the shareholder’s responsibility to advise their third party proxyholder to contact TSX Trust to request a Control number. Without a Control Number, proxyholders will not be able to vote at the Meeting but will be able to participate as a guest.

Is there a deadline for my proxy to be received?

Yes. Your proxy must be received by TSX Trust Company, 301 – 100 Adelaide Street West Toronto, Ontario M5H 4H1 no later than 11:00 a.m. (Eastern Daylight Time) on Monday, June 12, 2023. You may also vote by fax, by phone or over the internet by following the instructions on the form of proxy. If the Meeting is adjourned or postponed, your proxy must be received 48 hours, excluding weekends and holidays, before the adjourned or postponed meeting date.

Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut- off without notice.

How will my Common Shares be voted if I return a proxy?

Common Shares represented by a proxy will be voted or withheld from voting, as the case may be, on any ballot that may be called for at the Meeting. A shareholder or intermediary may direct the manner in which the Common Shares represented by the proxy are to be voted by marking the form of proxy accordingly. Where a choice is specified, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the choice specified. Where no choice is specified in the proxy with respect to a matter identified therein, the Common Shares represented will be voted in favour of all the resolutions described herein and on any ballot that may be called for on that matter.

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What happens if there are amendments or variations or other matters brought before the Meeting?

The form of proxy confers discretionary authority upon the proxyholder in respect of amendments or variations to the matters identified in the accompanying Notice, and in respect of any other matters that may properly come before the Meeting.

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice and any other matters that may properly be brought before the Meeting, to the extent permitted by law. As of the date hereof, neither the directors nor executive officers of the Corporation are aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

What if I change my mind?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy by delivering to TSX Trust a duly executed proxy with a later date by paper, or by delivering a form of revocation of proxy. Any new voting instructions, however, will only take effect if received by TSX Trust Company, 301 – 100 Adelaide Street West Toronto, Ontario M5H 4H1 by 11:00 a.m. (Eastern Daylight Time) on Monday, June 12, 2023, or if the Meeting is postponed or adjourned, no later than 48 hours, excluding weekends and holidays, before the date and time of the postponed or adjourned meeting.

If you are a registered shareholder and have voted by proxy, you may also revoke your proxy by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited at the registered office of the Corporation at Suite 1200, 70 University Avenue, Toronto, Ontario M5J 2M4 any time up to and including the last business day preceding the day of the Meeting.

If you are a registered shareholder, you may also revoke your proxy and vote at the Meeting, or any adjournment or postponement thereof, by delivering a form of revocation of proxy to the Chairman of the Meeting at the Meeting before the vote, in respect of which the proxy is to be used, is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instructions in accordance with the procedure set forth in your voting information form or by contacting the individual who serves your account.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of management of the Corporation for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice and the Corporation will pay for the cost of solicitation.

Mailing/Delivery of Meeting Materials

The Corporation’s management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the e-mail address you provided. Additionally, employees or agents may solicit proxies personally, by email, by telephone or other ways at a nominal cost to the Corporation.

What if I have more questions?

If you have any questions about the information contained in this Circular or need assistance in completing your proxy form, please contact the Corporation by phone at 416-218-9888 or by mail at the address shown on the Corporation’s SEDAR profile at www.sedar.com.

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VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares. As at the Record Date, the Corporation has 56,123,475 Common Shares issued and outstanding and no preference shares issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of the Corporation who has held such position at any time during the financial year ended December 31, 2022; (b) proposed nominee for election as a director of the Corporation; or (c) associate or affiliate of any of the persons in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities the Corporation or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

ADVANCE NOTICE BY-LAW

At the annual and special meeting of Shareholders held on June 15, 2022, the Shareholders adopted a by-law ("Advance Notice By-Law") that requires advance notice by any shareholders intending to nominate a director to the Board. The purpose of the Advance Notice By-Law is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or, where the need arises, special meetings of shareholders of the Corporation. The Advance Notice By-Law fixes a deadline by which holders of record of Shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a written notice to the Corporation for any director nominee to be eligible for election at such annual or special meeting of shareholders. As a result of these requirements, the Advance Notice By-Law provides all shareholders with the opportunity to participate effectively in the election of directors by allowing them to consider all director nominees and to be made aware of potential proxy contests in advance of an annual or special meeting of shareholders. The Board may, in its sole discretion, waive any requirement of the Advance Notice By-Law.

The following is a brief summary of the advance notice provisions:

1.	Other than pursuant to: (i) a "proposal" made in accordance with the CBCA; or (ii) a requisition of the Shareholders made in accordance with the CBCA, Shareholders must give advance written notice to the Corporation of any nominees for election to the Board of Directors.

2.	The advance notice provisions fix a deadline by which Shareholders must submit, in writing, nominations for Directors to the Secretary of the Corporation prior to any annual or special meeting of Shareholders and sets forth the specific information that such holders must include with their nominations in order to be effective.

3.	In the case of an annual meeting of shareholders (including an annual and special meeting), not later than the close of business on the thirtieth (30th) day before the date of the meeting; provided, however, if the date (the “Notice Date”) on which the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the Notice Date;

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4.	In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Corporation

A full text of the Advance Notice By-Law is set forth in Schedule "B” hereto.

PARTICULARS OF ANNUAL MATTERS TO BE ACTED UPON

Financial Statements

The Corporation’s audited annual financial statements for the financial year ended December 31, 2022 and the report of the auditor thereon will be placed before shareholders at the Meeting, but no vote thereon is required. These documents are available upon request and free of charge from the Corporation and they can also be found under the Corporation’s profile on SEDAR at www.sedar.com.

Appointment of Auditor

The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2. PwC was first appointed as auditor of the Corporation on August 18, 2015.

The Board recommends that PwC be re-appointed to serve as the Corporation’s auditor until the next annual meeting of shareholders, and that shareholders authorize the Board to fix their remuneration. To be effective, the resolution appointing PwC as the auditor of the Corporation and to authorize the Board to fix their remuneration must be approved by a majority of the votes (at least 50% plus one) cast by the shareholders who vote at the Meeting or by proxy at the Meeting on such resolution. Unless authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of PwC as the auditor of the Corporation until the next annual meeting of shareholders and to authorize the Board to fix their remuneration.

Election of Directors

The Corporation’s articles of incorporation provide that the Board consist of a minimum of three and a maximum of ten directors with the actual number to be determined from time to time by the Board. The Board currently consists of seven directors and the term of office of each of the present directors expires at the close of the Meeting. The Board has determined that, at the present time, there will be seven directors. All of the individuals who have been nominated as directors are currently members of the Board and were elected at the Corporation’s 2022 annual and special shareholder meeting. At the Meeting, the seven nominees, set out in the tables below, will be proposed for election as directors of the Corporation (the “Nominees”). All Nominees have established their eligibility and willingness to serve as directors. Each director elected will hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed.

Unless authority is withheld, the persons named in the accompanying proxy intend to vote FOR the election of the Nominees. The Corporation’s management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.

The election of directors at the Meeting will be governed by the new majority voting requirements under the CBCA, which took effect in August 2022. These requirements are such that in an uncontested election of directors, a Nominee must receive 50% or more of the total votes cast “for” or “against" such Nominee by Shareholders in favour of their election in order to be elected as a director. If a Nominee does not receive a majority of votes cast by Shareholders in favour of their election, they will not be elected and Board position will remain open, except that an incumbent director will be permitted to remain in office until the earlier of (a) the 90th day after the day of the election or (b) the day on which their successor is appointed or elected.

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These statutory majority voting requirements only apply to “uncontested elections of directors”, meaning elections (such as the election of directors to take place at the Meeting) where the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board. In light of the new statutory majority voting requirements applicable to the Corporation under the CBCA, the Board resolved to revoke the Corporation’s majority voting policy. As such, the Corporation's majority voting policy will no longer be applicable to the election of directors at the Meeting.

The Corporation’s director Nominees hold an aggregate of 4,571,988 Common Shares representing approximately 8.15% of the Common Shares issued and outstanding as at the date of this Circular. The following tables set forth the name, province or state of residence, position held with the Corporation, the date each Nominee was elected to the Board, principal occupation, a brief biography, committee memberships, the number of Common Shares, Options, DSUs and RSUs that are beneficially owned, directly or indirectly, or which control or direction is exercised, by each Nominee, and whether the Nominee meets the share ownership requirements (in accordance with the Share Ownership Policy, as defined below) as at December 31, 2022.

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TAL HAYEK						Non-Independent

  Residence:

Ontario, Canada

Position with the Corporation:

Co-Founder, Chief Executive Officer and Director

Director since:

October 9, 2009

Principal Occupation:

President and Chief Executive Officer of the Corporation

Biography:

Mr. Hayek has served as the Corporation’s Chief Executive Officer since October 2009. In 2004, he founded an ad-tech company, which provided a marketing platform focused on lead generation and customer acquisition. This company was subsequently sold in 2006 to a public company. Mr. Hayek continued with the company for two years and was a key contributor in helping that company’s revenue grow to $110 million in 2008.

Committees:

None.

Public Board Memberships During Last Five Years:
		The Corporation			(2009 – Present)
Number of SECURITIES Beneficially Owned, Controlled or Directed (as at December 31, 2022).
Common Shares	Percentage of Common Shares	Options	DSUs	RSUs	Total Number of Common Shares, Options, DSUs and RSUs	Total Value of Common Shares, DSUs and RSUs based on a closing market price of $2.09 as at December 31, 2022.
2,401,599	4.23%	125,000	Nil	368,652	2,895,251	$5,789,825
SHARE OWNERSHIP POLICY GUIDELINES
Date by which the Share Ownership Policy guidelines are to be met: May 10, 2024					Have Share Ownership Policy guidelines been met: Yes

SHELDON POLLACK						Independent

  Residence:

Ontario, Canada

Position with the Corporation:

Chairman and Director

Director since:

January 9, 2013

Principal Occupation:

Chairman, OverActive Media Corp., President, Ov2 Capital Inc., Co-Founder of OnX and Early Stage Investor

Biography:

Sheldon Pollack is the President of Ov2 Capital Inc., a private investment holding company. Mr. Pollack is a serial entrepreneur – starting his first venture at the age of 16 and co-founded OnX Enterprise Solutions at the age of 21. OnX grew to become one of North America’s largest IT services company with revenues of approximately $1 billion. In 2017, OnX was acquired by Cincinnati Bell. Mr. Pollack went on to become co-founder and Chairman of OverActive Media Corp., a global e-sports organization and the owner of The Toronto Defiant, Toronto Ultra and The MAD Lions.

Mr. Pollack remains an active private and public market investor in earlier stage technology companies. He currently serves as Chairman and Director of the Corporation, Chairman of OverActive Media Corp. and is a member of the board of Exelerate Capital.

Mr. Pollack serves on the board of Sunnybrook Hospital Foundation and in 2012, he founded AbilityGives.org, a charity dedicated to providing highly specialized equipment to children and young adults with special needs.

Committees:

Mr. Pollack is a member of the Audit Committee and a member of the Compensation and Corporate Governance Committee.

Public Board Memberships During Last Five Years:
		Exelerate Capital Corp. OV2 Investment 1 Inc. The Corporation		(2018 – Present) (2016 – 2021) (2013 – Present)
Number of SECURITIES Beneficially Owned, Controlled or Directed (as at December 31, 2022).
Common Shares	Percentage of Common Shares	Options	DSUs	RSUs	Total Number of Common Shares, Options, DSUs and RSUs	Total Value of Common Shares, DSUs and RSUs based on a closing market price of $2.09 as at December 31, 2022.
1,943,552	3.42%	80,000	16,575	Nil	2,040,127	$4,096,665
SHARE OWNERSHIP POLICY GUIDELINES
Date by which the Share Ownership Policy guidelines are to be met: May 10, 2024					Have Share Ownership Policy guidelines been met: Yes

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ROGER DENT						Independent
Residence: Ontario, Canada Position with the Corporation: Director Director since: July 16, 2014 Principal Occupation: Chief Executive Officer of Quinsam Capital Corporation

Biography:

Mr. Dent has served as the Chief Executive Officer and a director of Quinsam Capital Corporation since December 2013 and is a director of Omni-Lite Industries Canada, Inc., VitalHub Corp., Deveron UAS Corp., and California Nanotechnologies Corp. From 2003 to 2011, he held various positions, including portfolio manager, with Matrix Fund Management Inc., where he managed the Matrix Strategic Small Cap Fund and the Matrix Small Companies Fund. He was formerly Vice-Chairman of one of Canada’s largest independent investment dealers and was Managing Director and Deputy Manager of Research at CIBC World Markets. He holds a Master of Business Administration from Harvard Business School and a Bachelor of Commerce from Queen’s University.

Committees:

Mr. Dent is a member of the Audit Committee and the Chair of the Compensation and Corporate Governance Committee.

Public Board Memberships During Last Five Years:
		Omni-Lite Industries Canada, Inc. VitalHub Corp. Deveron Corp. California Nanotechnologies Corp. The Corporation Quinsam Capital Corporation		(2016 – Present) (2015 – Present) (2015 – Present) (2014 – Present) (2014 – Present) (2013 – Present)
Number of SECURITIES Beneficially Owned, Controlled or Directed (as at December 31, 2022).
Common Shares	Percentage of Common Shares	Options	DSUs	RSUs	Total Number of Common Shares, Options, DSUs and RSUs	Total Value of Common Shares, DSUs and RSUs based on a closing market price of $2.09 as at December 31, 2022.
80,000	0.14%	Nil	73,566	2,500	156,066	$326,178
SHARE OWNERSHIP POLICY GUIDELINES
Date by which the Share Ownership Policy guidelines are to be met: May 10, 2024					Have Share Ownership Policy guidelines been met: Yes

IGAL MAYER						Independent
Residence: Ontario, Canada Position with the Corporation: Director Director since: July 16, 2014 Principal Occupation: Chief Executive Officer of RatesDOTca Group Ltd.

Biography:

Mr. Mayer has over 35 years of experience in the financial services industry. He is the Chief Executive Officer of RatesDOTca Group Ltd. since September 2018. Prior to that, Mr. Mayer held various positions at Aviva plc and Aviva Canada Inc. for over 23 years, including Executive Director, Chief Executive Officer of Aviva Europe, Chief Executive Officer of Aviva North America, Chief Executive Officer of Aviva UKGI and Chief Executive Officer of Aviva Canada. Mr. Mayer previously served as the Chief Financial Officer at Canadian General Insurance Group, where he led the successful sale of the company. Mr. Mayer is a Certified Public Accountant and a Chartered Professional Accountant with the Chartered Professional Accountants of Canada and holds a Bachelor of Arts in Economics and Commerce from the University of Toronto.

Committees:

Mr. Mayer is the Chair of the Audit Committee and a member of the Compensation and Corporate Governance Committee.

Public Board Memberships During Last Five Years:
		The Corporation		(2014 – Present)
Number of SECURITIES Beneficially Owned, Controlled or Directed (as at December 31, 2022).
Common Shares	Percentage of Common Shares	Options	DSUs	RSUs	Total Number of Common Shares, Options, DSUs and RSUs	Total Value of Common Shares, DSUs and RSUs based on a closing market price of $2.09 as at December 31, 2022.
96,837	0.17%	70,000	73,566	2,500	242,903	$361,367
SHARE OWNERSHIP POLICY GUIDELINES
Date by which the Share Ownership Policy guidelines are to be met: May 10, 2024					Have Share Ownership Policy guidelines been met: Yes

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YISHAY WAXMAN						Independent
Residence: Ontario, Canada Position with the Corporation: Director Director since: July 16, 2014 Principal Occupation: Co-founder and President of Platterz Inc.

Biography:

Mr. Waxman is an entrepreneur, investor and start-up advisor and has been co-founder and president of Platterz Inc. and president of YW Consulting, a marketing and advertising consulting company, since June 2005. He has worked in the mobile industry for over 18 years, selling platforms and solutions to more than 350 operators worldwide. He was the co-founder of Jumptap, Inc., which was acquired in November 2013 by Millennial Media. He holds a Master of Business Administration from Heriot-Watt University (Israel) and a Honours Bachelor of Arts from McMaster University.

Committees:

Mr. Waxman is a member of the Audit Committee and a member of the Compensation and Corporate Governance Committee.

Public Board Memberships During Last Five Years:
		The Corporation		(2014 – Present)
Number of SECURITIES Beneficially Owned, Controlled or Directed (as at December 31, 2022).
Common Shares	Percentage of Common Shares	Options	DSUs	RSUs	Total Number of Common Shares, Options, DSUs and RSUs	Total Value of Common Shares, DSUs and RSUs based on a closing market price of $2.09 as at December 31, 2022.
50,000	0.09%	30,000	13,812	2,273	96,085	$138,118
SHARE OWNERSHIP POLICY GUIDELINES
Date by which the Share Ownership Policy guidelines are to be met: May 10, 2024					Have Share Ownership Policy guidelines been met: Yes

MICHELE TOBIN						Independent
Residence: California, U.S.A. Position with the Corporation: Director Director since: June 15, 2022 Principal Occupation: Independent consultant, advisor, and angel investor

Biography:

Ms. Tobin is a veteran sales and business development executive with 20 years of leadership experience and a successful track record of launching and scaling new businesses within consumer technology brands. Ms. Tobin has built and scaled ad monetization businesses at some of the most innovative and fast growing B2C brands in the Social and Gaming verticals including Bumble, DraftKings and Rovio Entertainment (the developer and publisher of Angry Birds), leading global sales, ad operations, ad sales marketing and programmatic monetization teams. Currently, Ms. Tobin works as a consultant and advisor and is an active angel investor in early-stage start-ups, with a particular focus on supporting under-represented founders.

Committees:

Ms. Tobin is a member of the Compensation and Corporate Governance Committee.

Public Board Memberships During Last Five Years:
		The Corporation			(2022 – Present)
Number of SECURITIES Beneficially Owned, Controlled or Directed (as at December 31, 2022).
Common Shares	Percentage of Common Shares	Options	DSUs	RSUs	Total Number of Common Shares, Options, DSUs and RSUs	Total Value of Common Shares, DSUs and RSUs based on a closing market price of $2.09 as at December 31, 2022.
Nil	Nil	Nil	32,258	Nil	32,258	$67,419
SHARE OWNERSHIP POLICY GUIDELINES
Date by which the Share Ownership Policy guidelines are to be met: June 15, 2025 N/A					Have Share Ownership Policy guidelines been met: No

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PAUL KHAWAJA						Independent
Residence: Ontario, Canada Position with the Corporation: Director Director since: June 15, 2022 Principal Occupation: President of OnX Canada

Biography:

Mr. Khawaja is President of OnX Canada, and is driving the organization’s growth, strategy, and development for enterprise infrastructure solutions, managed services, and digital services. He is leading OnX through a focused transformation from traditional IT offerings to client-focused services and solutions. Prior to his current role, Mr. Khawaja served as Executive Vice President and Chief Operating Officer of Cloud and Managed Services for OnX. Before joining OnX, Mr. Khawaja served as Vice President of Bell Canada, and President of xwave. Mr. Khawaja held senior leadership positions in sales, operations, and business development at MITI Information Technology. Mr. Khawaja is also the Chairperson of the Board for Victim Services Toronto, Mr. Khawaja also sits on the Waterfront Toronto Human Resources, Governance and Stakeholder Relations Committee.

Committees:

Mr. Khawaja is a member of the Audit Committee.

Public Board Memberships During Last Five Years:
		The Corporation			(2022 – Present)
Number of SECURITIES Beneficially Owned, Controlled or Directed (as at December 31, 2022).
Common Shares	Percentage of Common Shares	Options	DSUs	RSUs	Total Number of Common Shares, Options, DSUs and RSUs	Total Value of Common Shares, DSUs and RSUs based on a closing market price of $2.09 as at December 31, 2022.
Nil	Nil	Nil	24,038	Nil	24,038	$50,239
SHARE OWNERSHIP POLICY GUIDELINES
Date by which the Share Ownership Policy guidelines are to be met: June 15, 2025					Have Share Ownership Policy guidelines been met: No

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed director of the Corporation is, as at the date hereof, or has been, within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, no proposed director of the Corporation:

(a)	is, as at the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

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To the knowledge of the Corporation, other than as set forth below, no proposed director of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Pursuant to the terms of a settlement agreement dated December 17, 2001 between Mr. Roger Dent and the Ontario Securities Commission, Mr. Dent received a reprimand and agreed to pay a penalty of $50,000 plus $10,000 in costs to the Ontario Securities Commission in connection with certain trades in which he was involved while in a conflict of interest position as a result of being an officer and director of Yorkton Securities Inc.

PARTICULARS OF SPECIAL MATTERS TO BE ACTED UPON

Approval of the Name Change Resolution

The Board has determined that it would be in the best interests of the Corporation to change its name from “AcuityAds Holdings Inc.” to “illumin Holdings Inc.” (the “Name Change”) or such other name as may be determined by the Board and acceptable to the Toronto Stock Exchange (“TSX”). Consistent with the Corporation’s re-branding to illuminTM, the Board has determined that the Name Change is in the best interests of the Corporation to reflect the illuminTM brand across all levels of the corporate structure of the Corporation. The proposed name for the Corporation is the same as the name of the Corporation’s revolutionary journey advertising platform, illuminTM, and will reflect the platform’s success and adoption in the market.

The Corporation has notified the TSX of the proposed Name Change. Subject to Shareholder and TSX approval of the Name Change, it is expected that the Shares will commence trading on the TSX under the new name at the opening of business two or three days subsequent to the effecting of the Name Change by the Corporation, subject to the receipt by the TSX of the necessary documentation. The Board may determine not to implement the Name Change at any time after the Meeting and after receipt of necessary regulatory approvals, but prior to the issuance of a certificate of amendment, without further action on the part of the Shareholders.

Pursuant to the CBCA, to be approved, the Name Change requires approval of the Shareholders by way of a special resolution, being a resolution passed by not less than two-thirds of the votes cast by holders of Common Shares present or represented by proxy at the Meeting. The text of the special resolution to be voted on at the Meeting by the Shareholders is set forth below:

"BE IT RESOLVED THAT:

1.	an amendment to the articles of the Corporation to change the name of the Corporation to “illumin Holdings Inc.” or such other name as the board of directors of the Corporation (the “Board”), in its sole discretion, deems appropriate and the Director appointed under Canada Business Corporations Act (the “Act”) and the Toronto Stock Exchange may permit is hereby authorized and approved (the “Name Change”);

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2.	any one director or officer be and is hereby authorized to send to the Director appointed under the Act articles of amendment of the Corporation (the “Articles of Amendment”) in the prescribed form, and any one or more directors are hereby authorized to prepare, execute and file the Articles of Amendment in the prescribed form in order and file all necessary forms, documents, deeds and other writings with the Toronto Stock Exchange to give effect to this special resolution, the Name Change, and to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution; and

3.	the directors may revoke this special resolution without further approval of the Shareholders at any time prior to the issuance by the Director appointed under the Act of a certificate of amendment or articles in respect of such amendment.”

In order to be effected, the resolution relating to the approval of the Name Change must be approved by not less than two-thirds of the votes cast at the Meeting in person or by proxy.

The Board recommends that shareholders vote IN FAVOUR of the resolution relating to the approval of the Name Change.

The management representatives named in the enclosed form of proxy intend to vote IN FAVOUR of the resolution relating to the approval of the Name Change, unless a shareholder specifies in its proxy that its Common Shares are to be voted against such resolution.

Approval of Unallocated Awards, Rights and Other Entitlements under the Omnibus Incentive Plan

The Omnibus Incentive Plan is designed to promote the alignment of interests among employees, directors, officers and shareholders of the Corporation. The Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to certain officers, directors, employees and consultants (in the case of Options, PSUs and RSUs) and non-employee directors (in the case of DSUs). Options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive Common Shares, or in the case of PSUs, RSUs and DSUs, Common Shares or cash, in accordance with the terms of the Omnibus Incentive Plan, see "Securities Authorized for Issuance Under Equity Compensation Plans – Description of the Omnibus Incentive Plan”.

At the Meeting, Shareholders will be asked to approve an ordinary resolution, the full text of which is set forth below, approving the unallocated awards, rights or other entitlements under Omnibus Incentive Plan.

The rules of the TSX require that every three (3) years after institution, all unallocated awards, rights or other entitlements under a security-based compensation arrangement that does not have a fixed maximum number of securities issuable must be approved by shareholders. The Omnibus Incentive Plan was last approved by shareholders on June 16, 2020. Therefore, the Corporation is required to seek shareholder approval of all unallocated awards, rights or other entitlements under the Omnibus Incentive Plan at the Meeting. Under the current rules of the TSX, shareholder approval of the unallocated awards, rights or other entitlements under the Omnibus Incentive Plan as provided for below will remain valid for three years following the date of the Meeting. As the resolution proposed only seeks approval for unallocated awards, rights and other entitlements, in the event the resolution is not passed, awards, rights and other entitlements currently outstanding under the Omnibus Incentive Plan will remain unaffected; however, all unallocated awards, rights and other entitlements will be cancelled and any previously granted awards, rights and other entitlements that are cancelled from time to time thereafter will not be available for re-grant. For a description of the material provisions of the Omnibus Incentive Plan, see "Securities Authorized for Issuance Under Equity Compensation Plans – Description of the Omnibus Incentive Plan”.

The following is the text of the ordinary resolution to be considered at the Meeting (the “Omnibus Incentive Plan Resolution”):

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"BE IT RESOLVED THAT:

1.	the unallocated awards, rights and other entitlements under the Omnibus Incentive Plan of the Corporation be and are hereby approved;

2.	the Corporation have the ability to continue granting options, rights and other entitlements under its Omnibus Incentive Plan until June 14, 2026, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

3.	any one director or officer of the Corporation is authorized and directed, for and on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution."

In order to be effected, the Omnibus Incentive Plan Resolution must be approved by a majority of the votes cast at the Meeting in person or by proxy.

The Board recommends that shareholders vote IN FAVOUR of the Omnibus Incentive Plan Resolution.

The management representatives named in the enclosed form of proxy intend to vote IN FAVOUR of the Omnibus Incentive Plan Resolution, unless a shareholder specifies in its proxy that its Common Shares are to be voted against such resolution.

COMPENSATION DISCUSSION AND ANALYSIS

The “named executive officers” (as such term is defined in Form 51-102F6 – Statement of Executive Compensation) of the Corporation during its financial year ended December 31, 2022 were:

•	Tal Hayek, Co-Founder and Chief Executive Officer;
•	Elliot Muchnik, Chief Financial Officer;
•	Rachel Kapcan, Co-Founder and Chief Product Officer;
•	Oren Hisherik, Chief Information and Technology Officer; and
•	Neil Phasey, Chief Operating Officer (collectively, the “NEOs”).

The objectives of the Corporation’s executive compensation policy are to attract and retain individuals of high caliber to serve as officers of the Corporation, to motivate their performance in order to achieve the Corporation’s strategic objectives, to establish a compensation framework which is industry competitive and to align the interests of executive officers with the long-term interests of shareholders. The Corporation endeavours to recognize and reward individual performance, as well as to place executive compensation within the range of compensation levels in the industry in which it operates, taking into account the size and scope of its operations.

The Corporation’s compensation program for the NEOs and its other executive officers is comprised of both fixed compensation (i.e., annual base salaries) and performance-based variable incentive compensation. The allocation of total compensation is intended to reflect both the performance of the Corporation as well as the Board’s discretionary assessment of an executive officer’s past contributions and ability to contribute to future and long-term business results, following receipt of a recommendation regarding the same from the Compensation and Corporate Governance Committee (the “CCG Committee”).

The objective in setting the base salary for each executive officer (including each NEO) is to recognize market rates of pay for comparable positions in the industry and to acknowledge the competencies and skills of each of the individuals. The base salary paid to each executive officer (including each NEO) of the Corporation is reviewed annually by the CCG Committee and approved by the Board as part of its annual review.

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In respect of fiscal 2022, the CCG Committee maintained the base salaries set in fiscal 2021 for each of the NEOs on the basis that those salaries were consistent with market rates for comparable positions.

In addition to fixed annual base salaries, for 2022 each NEO was also eligible for an annual bonus set to a specified amount of his or her annual base salary payable if the Corporation (and, in the case of some of the NEOs, they personally) achieved certain financial metrics. For Mr. Hayek and Ms. Kapcan, those metrics in respect of 2022 were budgeted Adjusted EBITDA, total gross revenue and gross revenue generated from the Corporation’s illuminTM platform. For each of them, their targeted annual bonus consists of 150% of their base salary in long term equity awards and 100% of their base salary in short term awards, although in any given year they may earn as low as half that amount (at or below 80% of the targets) or twice that amount (at or above 120% of the targets), depending on the performance of the Corporation against the various metrics set by the Board. In respect of 2022, they each earned 75% of their targeted bonuses, being a long-term bonus of $247,500 paid in restricted share units (“RSUs”) with a 3-year vesting period, and a short-term bonus of $165,000 paid in RSUs with 6-month vesting.

For the NEOs other than Mr. Hayek and Ms. Kapcan, the CEO sets the financial metrics that determines their entitlement to annual bonuses.

In the case of Mr. Muchnik, his targeted annual bonus is 120.45% of his base salary, and is paid in cash annually. Mr. Muchnik’s annual bonus is based on the Corporation’s Adjusted EBITDA revenue and achievement of certain management objectives. In respect of 2022, he earned 70% of his targeted bonus, and as a result he was paid $106,000 as well as a supplemental allocation of one year vested RSUs.

In the case of Mr. Hisherik, his targeted annual bonus is 50% of his base salary. His bonus is paid quarterly in cash based on the Corporation’s Adjusted EBITDA, revenue, adherence to budget for technology expenses and achievement of certain management objectives. In respect of 2022, he achieved 73.4% of his targeted bonus (being a total bonus of $95,573).

In the case of Mr. Phasey, his targeted annual bonus is 50% of his base salary. His bonus is paid quarterly in cash based on the achievement of certain management objectives. In respect of 2022, he achieved 66.5% of his targeted bonus (being a total bonus of $74,813).

The Corporation recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility, and, accordingly expects that NEOs will remain eligible for bonuses in fiscal 2023, including equity-based awards issued pursuant to the Corporation’s Omnibus Incentive Plan (as defined below).

In addition to each NEOs’ eligibility to receive a bonus, the Corporation’s other executive officers are also entitled to receive a bonus pursuant to the terms of their respective employment agreements, which the Corporation may choose to pay in cash, performance share units (“PSUs”) and/or RSUs.

In considering whether to award discretionary bonuses to executive officers, the Board considers the risks associated with the additional compensation, such as the state of the financial markets, the ability of the Corporation to raise money in such markets, and the need for the Corporation to preserve its capital from time to time in such markets, compared to the needs of the Corporation to retain and reward experienced and qualified individuals to advance the Corporation’s objectives. In addition to the foregoing risk assessment conducted by the Board, the CCG Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices at its quarterly committee meetings. The CCG Committee has not identified any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Aside from the bonuses paid to each of the NEOs, which are described above, the compensation of the Corporation’s other executive officers is set by the CEO with oversight by the CCG Committee and the Board through discussion and informal assessments of the performance of each individual. The Board does not set specific performance objectives in assessing the performance of its senior management; rather, the Board uses its experience and judgment in assisting the CEO and his direct reports in determining an overall compensation package for such individuals. The Board’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of on-going projects and transactions, operational performance, meeting targeted budgets and progress on key growth initiatives. The executive officers do not automatically receive any particular award based on the Board’s determination of overall performance, but rather the determination establishes the background for the subsequent review of the officer’s individual performance.

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The Corporation’s insider trading policy prohibits directors and NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly. To the knowledge of the Corporation, as of the date hereof, no director or NEO has participated in the purchase of such financial instruments.

For further information regarding the Corporation’s executive compensation matters and the methods in which the CCG Committee determine the appropriateness of the Corporation’s current compensation structure, see “Compensation Governance”.

PERFORMANCE GRAPH

The following graph compared the Corporation’s cumulative total shareholder return to the S&P/TSX SmallCap Index, assuming reinvestment of any dividends and considering a $100 investment on January 1, 2018, being the first day of the five most recently completed financial years.

The S&P/TSX SmallCap Index was created to address the needs of investment managers requiring a portfolio index of the small cap market segment of the Canadian equity market, of which the Corporation would be considered a part. Securities must be between $64 million and $2.6 billion in market capitalization and must have a minimum volume weighted average price of $1.00 over the last three trading days of the month-end prior to an annual review. During the period covered by the performance graph, the Corporation has exceeded the performance of the benchmark significantly by 10%. Given the Corporation’s market capitalization size and size of operations upon inception of the Corporation, volatility has been exceptionally higher than that of the benchmark. Accordingly, the Corporation’s successful performance over a five-year period has resulted in a significant return premium relative to the benchmark. The Corporation’s management compensation is tied to the performance of certain company-specific metrics including but not limited to Adjusted EBITDA performance. Each NEO’s bonus payout was determined primarily by the Corporation’s annual financial performance resulting in awards that have a meaningful direct link to the Corporation’s financial results for the fiscal year.

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“Adjusted EBITDA” is a non-IFRS measure and refers to net income (loss) after adjusting for finance costs, impairment loss, fair value gain, income taxes, foreign exchange gain (loss), depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses and adjustments to the carrying value of investment tax credits receivable. The Corporation believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Corporation’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Corporation’s Management and Board to understand and evaluate the Corporation’s operating performance, to prepare annual budgets and to help develop operating plans.

COMPENSATION GOVERNANCE

The Board has charged the CCG Committee with reviewing, overseeing and evaluating, among other things, the compensation policies of the Corporation. In particular, the CCG Committee is responsible for appointing and compensating officers, approving succession plans for officers and overseeing any compensation or benefit plans of the Corporation.

The CCG Committee is comprised of five directors, Messrs. Dent (Chair), Pollack, Mayer and Waxman and Ms. Tobin, all of whom are independent within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). All members of the CCG Committee have experience in reviewing and evaluating compensation matters as a result of their previous roles. For the relevant education and experience of each of the members of the CCG Committee, please see the biographical summary of each of Messrs. Dent, Pollack, Mayer and Waxman and Ms. Tobin under the heading “Directors and Officers”. The CCG Committee is responsible for reviewing, at appropriate intervals, the compensation and benefit levels for members of the Board. The CCG Committee is also responsible for reviewing the compensation and remuneration policies for employees and officers of the Corporation. For further information on the CCG Committee, see “Statement of Corporate Governance Practices – Compensation and Corporate Governance Committee”.

In fiscal 2022, the Corporation did not use the services of any executive compensation consultant.

	Year Ended December 31, 2022	Year-Ended December 31, 2021
Executive Compensation-Related Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	Nil	Nil

By the recommendation of the CCG Committee, the Corporation has implemented a policy (the “Share Ownership Policy”) in which each director is required to own Common Shares (or share equivalents, such as DSUs, RSUs, or PSUs) with a market value equal to three times the annual compensation of such director. The minimum share ownership requirement must be attained within three (3) years of the date an individual is first appointed or elected as a director and must be maintained after attainment throughout an individual’s tenure as a director. Notwithstanding the foregoing, any individual who was a director of the Corporation at the time the Share Ownership Policy was first adopted by the Board on May 10, 2021, has three (3) years from that date to attain the minimum share ownership requirement.

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SUMMARY COMPENSATION TABLE

The following table provides information regarding compensation earned by the NEOs for the financial years ended December 31, 2022, December 31, 2021 and December 31, 2020.

Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)(1)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Tal Hayek(3) Chief Executive Officer Ontario, Canada	2022 2021 2020	220,000 220,000 214,500	646,121 375,000 779,005	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	866,121 595,000 993,505
Elliot Muchnik Chief Financial Officer Ontario, Canada	2022 2021	220,000 19,179	Nil 1,097,450	Nil Nil	106,000 22,083	N/A N/A	N/A N/A	N/A N/A	326,000 1,138,712
Oren Hisherik Chief Information and Technology Officer Ontario, Canada	2022 2021 2020	260,417 229,167 219,375	500,000 282,000 572,291	Nil Nil Nil	95,573 81,782 61,603	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	855,990 592,949 853,269
Rachel Kapcan Chief Product Officer Ontario, Canada	2022 2021 2020	220,000 220,000 214,500	646,121 375,000 755,911	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	866,121 595,000 970,411
Neil Phasey, Chief Operating Officer	2022	225,000	Nil	Nil	74,814	N/A	N/A	N/A	299,814
__________

Notes:

(1)	The fair value of share-based awards was calculated based on the closing price of the Common Shares on the TSX as at the trading date prior to the grant date.

(2)	The grant date fair value of option-based awards was calculated using the Black-Scholes option pricing model. The Black-Scholes option pricing model was selected as it is a widely used financial method to determine the fair value of Options. No option-based awards were granted to the NEOs during the year-ended December 31, 2022.

(3)	No compensation was paid to Mr. Hayek in his capacity as director of the Corporation for any of the financial years reflected in this chart.

INCENTIVE PLAN AWARDS FOR NAMED EXECUTIVE OFFICERS

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each NEO outstanding as of December 31, 2022.

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Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
Tal Hayek	125,000	1.71	March 14, 2024	47,500	203,756	425,850	344,653
Elliot Muchnik	Nil	Nil	Nil	Nil	156,667	327,434	163,716
Oren Hisherik	50,000	1.71	March 14, 2024	19,000	295,776	618,172	83,364
Rachel Kapcan	Nil	Nil	Nil	Nil	200,072	418,150	336,935
Neil Phasey	Nil	Nil	Nil	Nil	63,131	131,944	65,973
__________

Notes:

(1)	Calculated based on the difference in value between the exercise price of the Options and the closing price of the Common Shares on the TSX on December 31, 2022 of $2.09. Any unexercised Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	These amounts represent the cash value of all outstanding vested DSUs and RSUs granted to the NEOs if they were settled on December 31, 2022 based on the closing price of the Common Shares on the TSX of $2.09 on December 31, 2022.

Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, the value of the option-based and share-based awards that were vested in accordance with their terms during the financial year ended December 31, 2022.

Name	Option Awards – Value Vested During the Year ($)(1)	Share Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Tal Hayek	Nil	356,506	Nil
Elliot Muchnik	Nil	163,716	106,000
Oren Hisherik	Nil	103,156	95,573
Rachel Kapcan	Nil	348,808	Nil
Neil Phasey	Nil	65,973	74,814
__________

Notes:

(1)	Based on the number of Options that vested during the year and calculated based on the difference between the market price of the Common Shares on the TSX and the exercise price of the Options on the vesting date. Any unexercised Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	These amounts represent the value of DSUs and RSUs that vested during 2022, based on the closing price of the Common Shares on the TSX on the vesting date.

PENSION PLAN BENEFITS

The Corporation does not have a pension plan and does not provide any pension plan benefits.

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DEFERRED COMPENSATION PLANS

The Corporation does not have a deferred compensation plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation is party to employment agreements with each of the NEOs (collectively, the “Employment Agreements”). Each such Employment Agreement and Independent Contract Agreement contain certain termination and change of control provisions.

Where Mr. Hayek’s or Ms. Kapcan’s employment has been terminated by the Corporation without cause, each is entitled to receive a severance payment, in lieu of notice, of the greater of (i) a lump sum amount equal to 12 months of his or her then current annual salary plus the bonus for the calendar year plus any entitlement in respect of vacation pay, and (ii) such amount he or she would otherwise be entitled pursuant to applicable law. Benefits will cease 12 months after the effective date of termination or such later date pursuant to applicable law. If the benefits provider does not permit the continuation of benefits for these periods, the benefits shall cease on the date the provider ceases to provide such benefits to Mr. Hayek, or Ms. Kapcan. All Options granted to Mr. Hayek or Ms. Kapcan and issued pursuant to the Option Plan terminate, unexercised, 90 days from the effective date of termination.

For the purposes of Mr. Hayek’s and Ms. Kapcan’s Employment Agreements, a “change of control” means the occurrence of a transaction or series of transactions as a result of which the Corporation becomes controlled by a person other than Tal Hayek, Rachel Kapcan, Joe Ontman and Nathan Mekuz. The Corporation is deemed to be controlled by a person if such person, together with any of its affiliates, beneficially owns shares of the Corporation carrying more than 50% of its voting rights ordinarily exercisable at meetings of the Shareholders, with such rights being sufficient to elect a majority of the directors of the Corporation.

If there is a change of control of the Corporation, each of Mr. Hayek or Ms. Kapcan may, within 30 days of learning of such change of control, give notice to the Corporation to terminate their employment, which shall be treated as a termination by the Corporation without cause.

If Mr. Muchnik’s employment is terminated by the Corporation, without cause, before the fifth year anniversary of his employment, he is entitled to receive a severance payment, in lieu of payment, of a lump sum amount equal to six months base salary and continuation of certain benefits and as required by applicable employment laws. If Mr. Muchnik’s employment is terminated by the Corporation, without cause, after May 31, 2027, he is entitled to receive a severance payment, in lieu of payment, of a lump sum amount equal to 12 months’ base salary and continuation of certain benefits and as required by applicable employment laws.

If Mr. Hisherik’s employment has been terminated by the Corporation without cause (and not for the reason of change of control), he is entitled to receive a severance payment, in lieu of notice, of a lump sum amount equal to four months base salary, any accrued wages up to the date of termination, and continuation of certain benefits and as required by applicable employment laws). In the event of a termination within 12 months of a change of control, Mr. Hisherik is entitled to a severance payment equal to 12 months’ base salary.

The severance payment shall be in full satisfaction of any and all entitlement that Mr. Hisherik may have with respect to: (i) notice of termination or payment in lieu of such notice; (ii) severance pay; or (iii) any other payments Mr. Hisherik may otherwise be entitled pursuant to applicable law, provided that the severance payment shall not be a smaller amount than that to which Mr. Hisherik would otherwise be entitled under applicable law, in which case Mr. Hisherik shall receive the greater of the two amounts.

If Mr. Phasey’s employment has been terminated by the Corporation without cause, he is entitled to receive his base salary and vacation pay, if any, earned up to the date of termination of employment but not yet paid, reimbursement of any business expenses incurred to the date of termination of employment, and the minimum entitlements available to him pursuant to applicable employment laws.

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The following table sets out the estimated incremental payments, payables and benefits, assuming that a termination without cause or termination within 30 days of a change of control took place on December 31, 2022.

Name	Aggregate base salary ($)	Aggregate bonus ($)	Options/DSUs ($)(1)	Other benefits ($)	Total ($)(2)
Tal Hayek	220,000	Nil	Nil	N/A	220,000
Oren Hisherik(3)	300,000	Nil	Nil	N/A	300,000
Rachel Kapcan	220,000	Nil	Nil	N/A	220,000
Elliot Muchnik	110,000	Nil	Nil	N/A	110,000
Neil Phasey(4)	Nil	Nil	Nil	N/A	Nil
__________

Notes:

(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2022 of $2.09.

(2)	Totals do not include any entitlements in respect of vacation benefits.

(3)	In the event of a termination without cause (for the reason other than change of control), Mr. Hisherik is entitled to $100,000. In the event of a termination within 12 months of a change of control, Mr. Hisherik is entitled to $300,000.

(4)	Mr. Phasey may have certain entitlements pursuant to applicable employment laws.

DIRECTOR COMPENSATION

Compensation Philosophy and Objectives

The directors of the Corporation are compensated through directors’ fees, which, in 2022 were paid in DSUs. In 2022, each director received $50,000 in DSUs and the chairs of each committee received an additional $5,000 in DSUs. In addition, the chair of the board received an additional $10,000 in DSUs.

Directors of the Corporation are entitled to reimbursement for all actual reasonable and appropriate expenditures (including business travel expenses, if applicable) incurred by them in carrying out their respective duties and responsibilities as directors of the Corporation. The CCG Committee reviews the compensation of the directors on an annual basis, considering such factors as time commitment, responsibility and compensation provided by comparative companies. Based on its annual review, the CCG Committee will make recommendations to the Board when it deems changes in compensation are needed.

Director Compensation Table

The following table provides information regarding compensation earned by each director (who is not also a NEO) for the financial year ended December 31, 2022.

Name(1)	Fees Earned ($)	Share-Based Awards ($)(2)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Sheldon Pollack	Nil	60,000	Nil	N/A	N/A	N/A	60,000
Igal Mayer	Nil	55,000	Nil	N/A	N/A	N/A	55,000
Roger Dent	Nil	55,000	Nil	N/A	N/A	N/A	55,000
Yishay Waxman	Nil	50,000	Nil	N/A	N/A	N/A	50,000
Paul Khawaja	Nil	50,000	Nil	N/A	N/A	N/A	50,000
Michele Tobin	Nil	50,000	Nil	N/A	N/A	N/A	50,000
__________

Notes:

(1)	No compensation was paid to Mr. Hayek in his capacity as director of the Corporation. For a summary of the compensation paid to Mr. Hayek in his capacity as executive officer of the Corporation, see “Summary Compensation Table” above.

(2)	The fair value of share-based awards was calculated based on the closing price of the Common Shares on the TSX as at the date that is one day prior to the grant date.

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Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each director (who is not also a NEO) outstanding as of December 31, 2022.

	Option-Based Awards				Share-Based Awards
Name(1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)
Sheldon Pollack	40,000	$1.71	March 14, 2024	15,200	Nil	Nil	Nil
	40,000	$1.59	March 4, 2025	20,000	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	16,575	34,642	Nil
Igal Mayer	35,000	$1.71	March 14, 2024	13,300	Nil	Nil	Nil
	35,000	$1.59	March 4, 2025	17,500	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	15,193	31,753	127,225
Roger Dent	Nil	Nil	Nil	Nil	15,193	31,753	127,225
Yishay Waxman	30,000	$1.59	March 4, 2025	15,000	13,812	28,867	4,751
Paul Khawaja	Nil	Nil	Nil	Nil	24,038	50,239	Nil
Michele Tobin	Nil	Nil	Nil	Nil	32,258	67,419	Nil
__________

Notes:

(1)	For a summary of share-based and option-based awards granted to Mr. Hayek, see “Incentive Plan Awards for Named Executive Officers” above.

(2)	Calculated based on the difference in value between the exercise price of the Options and the closing price of the Common Shares on the TSX on December 31, 2022 of $2.09. Any unexercised Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common shares on the date of exercise.

Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each director (who is not also a NEO) for the financial year ended December 31, 2022.

Name(1)	Option awards – Value vested during the year ($)(2)	Share awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Sheldon Pollack	Nil	5,699	Nil
Igal Mayer	Nil	5,225	Nil
Roger Dent	Nil	5,225	Nil
Yishay Waxman	Nil	4,751	Nil
Paul Khawaja	Nil	Nil	Nil
Michele Tobin	Nil	Nil	Nil
__________

Notes:

(1)	For a summary of share-based on option-based awards granted to Mr. Hayek, see “Incentive Plan Awards for Named Executive Officers” above.

(2)	Based on the number of Options that vested during the year and calculated based on the difference between the market price of the Common Shares on the TSX and the exercise price of the Options on the vesting date. Any unexercised Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of securities authorized for issuance as of December 31, 2022 pursuant to the Corporation’s omnibus long-term incentive plan (the “Omnibus Incentive Plan”), the existing amended and restated stock option plan (the “Option Plan”), and the legacy third amended and restated deferred share unit plan (the “DSU Plan”) of the Corporation, which were the only compensation plans under which equity securities of the Corporation were authorized for issuance as of December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average price of outstanding options and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)(2)(3) (c)
Equity compensation plans approved by securityholders	727,803 Options 672,898 DSUs 4,244,825 RSUs	$1.62 N/A	2,875,812 equity-based awards available for issuance under the Omnibus Incentive Plan
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,645,526	$1.62	2,875,812
__________

Notes:

(1)	Options are comprised of Options awarded under the Omnibus Incentive Plan and the Option Plan. The Corporation ceased granting awards under the Option Plan following the approval of the Omnibus Incentive Plan by the board on April 13, 2020 and subsequent approval by shareholders on June 16, 2020. However, Options that were issued prior to April 13, 2020 under the Option Plan remain outstanding and are governed by the terms of the Option Plan.

(2)	DSUs are comprised of DSUs awarded under the Omnibus Incentive Plan and the DSU Plan. The Corporation ceased granting awards under the DSU Plan following the approval of the Omnibus Incentive Plan by the board on April 13, 2020 and subsequent approval by shareholders on June 16, 2020. However, DSUs that were issued prior to April 13, 2020 under the DSU Plan remain outstanding and are governed by the terms of the DSU Plan.

(3)	The maximum number of Common Shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Option Plan, the DSU Plan and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of Common Shares issued and outstanding from time to time. As of the date of this Circular, there are 56,123,475 Common Shares issued and outstanding.

Description of the Omnibus Incentive Plan

The Omnibus Incentive Plan was approved by the Board effective April 13, 2020 and was first approved by shareholders at the Corporation’s Annual General and Special Meeting held on June 16, 2020. Capitalized terms used but not defined in this section of the Circular shall have the meanings ascribed thereto in the Omnibus Incentive Plan, which can be found on the Corporation’s SEDAR profile at www.sedar.com.

The Omnibus Incentive Plan is designed to promote the alignment of interests among employees, directors, officers and shareholders of the Corporation. The Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to certain officers, directors, employees and consultants (in the case of Options, PSUs and RSUs) and non-employee directors (in the case of DSUs). Options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive Common Shares, or in the case of PSUs, RSUs and DSUs, Common Shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

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The Plan Administrator (as defined in the Omnibus Incentive Plan) is determined by the Board, and is presently the CCG Committee, which is made up of independent directors. The Omnibus Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator may grant Awards to eligible participants, as applicable. Participation in the Omnibus Incentive Plan is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The Omnibus Incentive Plan provides that appropriate adjustments, if any, will be made by the Plan Administrator in connection with a reclassification, reorganization or other change of the Corporation’s Common Shares, share split or consolidation, distribution, merger or amalgamation, in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Omnibus Incentive Plan.

The maximum number of Common Shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Option Plan, the DSU Plan and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of Common Shares issued and outstanding from time to time, which, as at the date of the Circular, is 8,418,521 Common Shares. As of the date of this Circular, there are 56,123,475 Common Shares issued and outstanding, and a total of 709,470 Options, 5,947,152 RSUs and DSUs issued and outstanding, including 20,001 Options and 5,565,742 RSUs and DSUs awarded under the Omnibus Incentive Plan, and 689,469 Options and 381,410 DSUs issued under the predecessor Option Plan and DSU Plan, respectively. Accordingly, the Corporation may grant additional Awards under the Omnibus Incentive Plan as the maximum has not yet been reached. As at the date of this Circular, the issued and outstanding Options and DSUs, in aggregate, represent approximately 11.71% of the issued and outstanding Common Shares.

The Omnibus Incentive Plan is considered an “evergreen” plan, since the shares covered by awards which have been exercised shall be available for subsequent grants under the Omnibus Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding shares increases. As an evergreen plan, the Omnibus Incentive Plan will be subject to shareholder approval every three years pursuant of the rules of the TSX. Awards may be granted under the Omnibus Incentive Plan to those eligible to receive Awards thereunder until June 16, 2023, three years from the date of the shareholder meeting at which Omnibus Incentive Plan was approved by shareholders, at which time renewal approval of the Omnibus Incentive Plan must be sought. See “Particulars of Special Matters to be Acted Upon – Approval of Unallocated Awards, Rights and Other Entitlements under the Omnibus Incentive Plan” for additional information about the approval that is being sought at the Meeting.

Unless requisite shareholder approval has been obtained (or unless permitted otherwise by the rules of the TSX): (i) the maximum number of Awards which may be granted to any one individual under all of the Corporation’s share compensation arrangements within any one-year period must not exceed 5% of the Common Shares issued and outstanding at the time of the Award; (ii) the maximum number of Awards which may be granted to any one consultant under all of the Corporation’s share compensation arrangements within any one-year period must not exceed 2% of the Common Shares issued and outstanding at the time of the Award; (iii) the maximum number of Common Shares issuable to insiders of the Corporation under all of the Corporation’s share compensation arrangements at any time must not exceed 10% of the outstanding Common Shares on a non-diluted basis; and (iv) the maximum number of Common Shares issued to insiders of the Corporation under all of the Corporation’s share compensation arrangements within any one-year period must not exceed 10% of the outstanding Common Shares on a non-diluted basis.

28

Unless the Plan Administrator decides otherwise, the participant’s grant agreement will provide that any Options granted will vest over a 3-year period as follows: 1/3 at the first anniversary of the date of such grant and 1/3 each subsequent anniversary for the remaining two years following the first anniversary of the date of such grant. Otherwise, Options granted under the Omnibus Incentive Plan vest in accordance with the terms of the applicable grant agreement. An Option shall be exercisable during a period established by the Plan Administrator which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Plan Administrator may determine. The minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the TSX on the last trading day before the date such Option is granted.

Certain events, including termination for cause, resignation, retirement, termination other than for cause, and death or long-term disability may impact the rights of holders of Options. Such events and related impact are set forth in the Omnibus Incentive Plan, and are subject to the terms of a participant’s employment agreement, grant agreement, and the change of control provisions described below.

The terms and conditions of grants of RSUs, PSUs and DSUs (including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement, settlement date and other terms and conditions with respect to these Awards) as well as the impact of certain prescribed events on the respective holder, are set out in the participant’s grant agreement.

In the event of a change of control of the Corporation, the Plan Administrator will have the discretion to, among other things, accelerate the vesting of outstanding awards, settle outstanding awards in cash or exchange outstanding awards for similar awards of a successor company. In addition, the Plan Administrator may, in its sole discretion, suspend or terminate the Omnibus Incentive Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Omnibus Incentive Plan or of any securities granted under the Omnibus Incentive Plan and any grant agreement relating thereto, subject to any required regulatory and TSX approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the Omnibus Incentive Plan or as required by applicable laws.

The Plan Administrator may amend the Omnibus Incentive Plan or any Awards granted under the Omnibus Incentive Plan at any time without the consent of a participant provided that such amendment shall: (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the Omnibus Incentive Plan; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the Omnibus Incentive Plan, provided however that shareholder approval shall not be required for certain prescribed, non-prejudicial amendments, as set forth in the Omnibus Incentive Plan.

Description of the Option Plan

Since the adoption of the Omnibus Incentive Plan, no further awards have been or will be granted under the Option Plan. However, Options that were issued prior to April 13, 2020 under the Option Plan remain outstanding and are governed by the terms of the Option Plan.

As at the date of this Circular, 689,469 Options are issued and outstanding, and have not been cancelled, exercised or expired, under the Option Plan.

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The Options that remain outstanding under the Option Plan are non-assignable and were granted for a term of five years from the date of grant. Notwithstanding, if the date on which an Option expires occurs during any period imposed by the Corporation, pursuant to its insider trading policies or otherwise, during which an optionee may be restricted from trading in securities of the Corporation (a “Blackout Period”) or within two business days after the last day of a Blackout Period, the date of the expiry of such Option will become the tenth business day following the end of the Blackout Period.

In the event of a change of control of the Corporation (or an impending change of control), the Board will have the discretion to deal with outstanding Options in the manner it deems fair and reasonable in the circumstances, which may include accelerated vesting or expiry of the Options. Under the Option Plan, a change of control is deemed to occur if one of the following events has taken place:

•	the sale, transfer or other disposition of all or substantially all of the Corporation’s assets in complete liquidation or dissolution of the Corporation;

•	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates and another corporation or other entity, as a result of which the holders of Common Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding voting securities of the successor corporation immediately after completion of the transaction;

•	any person or combination of persons at arm’s length to the Corporation and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Corporation, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect;

•	a resolution is adopted to wind-up, dissolve or liquidate the Corporation; or

•	as a result of or in connection with:

o	(A) a contested election of directors of the Corporation; or

o	(B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its affiliates and another corporation or other entity (a “Transaction”), fewer than 50% of the Corporation’s directors following the Transaction are persons who were directors of the Corporation immediately prior to such Transaction.

Options issued under the Option Plan vest at the discretion of the Board, subject to the rules or policies of the TSX and certain specified limitations. Notwithstanding, unless otherwise permitted by the TSX, Options awarded to consultants performing investor relations activities must vest in stages over 12-months with no more than one-quarter vesting in any three-month period.

The Board may at any time amend the Option Plan or any Options granted thereunder, subject to the receipt of all applicable regulatory approvals, provided that no such amendment may, without the consent of affected optionees, materially decrease the rights or benefits accruing to such optionees or materially increase the obligations of such optionees. For greater certainty, the Option Plan provides that the Board may amend or terminate the Option Plan or any Options granted thereunder without obtaining shareholder approval of such amendments or termination, other than the following amendments which shall be subject to the approval of shareholders (together with all applicable regulatory approvals): (i) amendments to the definition of categories of persons eligible to participate in the Option Plan; (ii) amendments to the maximum number or percentage of Common Shares (or other securities) issuable under the Option Plan; (iii) the limitations under the Option Plan on the number of Options that may be granted to any one person or any category of persons; (iv) the method for determining the exercise price of Options; (v) the maximum term of Options; (vi) the expiry and termination provisions applicable to Options; (vii) any reduction in the exercise price if the Option holder is an insider of the Corporation at the time of the proposed amendment; and (viii) any other provision that is required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

30

Description of the DSU Plan

Since the adoption of the Omnibus Incentive Plan, no further awards have been or will be granted under the DSU Plan. However, DSUs that were issued prior to April 13, 2020 under the DSU Plan remain outstanding and are governed by the terms of the DSU Plan.

The DSU Plan is designed to promote the alignment of interests among employees, directors, officers and shareholders of the Corporation. The CCG Committee of the Board is responsible for administering the DSU Plan, subject to the overriding authority of the Board to make all determinations and take all other actions in connection with or in relation to the DSU Plan as it may deem necessary or advisable. A DSU issued under the DSU Plan is a bookkeeping entry representing a future right to receive one Common Share in accordance with the terms of the DSU Plan. Previous grants of DSUs are taken into account when considering new grants. Capitalized terms used but not defined in this section of the Circular shall have the meanings ascribed thereto in the DSU Plan.

As at the date of this Circular, 381,410 DSUs are issued and outstanding, and have not been cancelled, exercised or expired, under the DSU Plan.

Subject to applicable income tax and other withholdings as required by law, the value of the vested DSUs redeemed by or in respect of a Participant will be paid to the Participant, at the election of the Participant, in the form of Common Shares. Any vesting conditions (which may include time restrictions, performance conditions or a combination of both) for DSUs was determined by the CCG Committee in advance of any grants. The Board may also, in its sole and absolute discretion, accelerate and/or waive any vesting or other conditions for all or any DSUs for any Participant at any time and from time to time.

The value of each DSU awarded by the Corporation is equal to the Market Price (as defined in the DSU Plan) of the Common Shares at the time the DSU is awarded. The value of the DSU increases or decreases as the price of the Common Shares increases or decreases, thus promoting alignment of the interest of a Participant with the shareholders. DSUs generally vest upon redemption, subject to the discretion of the Board, and are credited to a Participant’s DSU Account.

The value of the DSUs credited to a Participant’s DSU account is redeemable upon the Participant delivering a written notice of redemption to the Corporation. In the event of termination, the redemption date specified in the notice must be dated within 90 days of such event of termination. Common Shares deliverable upon redemption of DSUs must be delivered within five Trading Days following the applicable redemption date. No fractional Common Shares will be issued pursuant to the DSU Plan and a fractional DSU will not be entitled to a Common Share or any cash payment on a redemption.

Upon the occurrence of a Change of Control, all of a Participant’s unvested DSUs will automatically become vested DSUs on the date such change of control occurs and all of such Participant’s vested DSUs will be redeemed in accordance with the terms of the DSU Plan in a manner that allows the Participant to participate in such Change of Control only if it is completed prior to the date of an event of termination (if any), as determined by the Board in its sole discretion.

DSUs are non-assignable. During the lifetime of the Participant, a vested DSU is redeemable only by the Participant or, upon the death of a Participant, the Participant’s beneficiary or estate.

If the number of outstanding Common Shares is increased or decreased as a result of a stock split, consolidation or recapitalization and not as a result of the issuance of Common Shares for additional consideration or by way of stock dividend, the Board may make appropriate adjustments to the number of DSUs credited to a Participant. Any determinations by the Board as to the required adjustments shall be made in its sole and absolute discretion and all such adjustments shall be conclusive and binding for all purposes under the DSU Plan.

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Whenever cash dividends or distributions are paid on the Common Shares, additional DSUs will be credited to the Participant’s DSU Account with respect to Vested DSUs. The number of such additional DSUs will be calculated by multiplying the per Common Share dividend rate by the number of Vested DSUs held at that time in the Participant’s DSU account.

If the applicable redemption date for DSUs held by any Participant occurs during or within ten business days of the expiration of a blackout period applicable to such Participant, then the redemption date for such DSUs shall be extended to the close of business on the tenth business day following the expiration of the blackout period.

The Board reserves the right, in its sole discretion, to suspend or terminate the DSU Plan, or any portion thereof, at any time without obtaining the consent of any Participant by giving notice thereof to each Participant, provided that such suspension or termination may not materially adversely affect the rights already accrued under the DSU Plan by a Participant without the consent of the Participant.

Subject to those provisions of applicable law and regulatory requirements (including the rules, regulations and policies of the TSX), if any, that require shareholder approval, the Board reserves the right to amend the DSU Plan or the terms and conditions of DSUs issued or rights acquired under the DSU Plan without obtaining the approval of shareholders, except for the following types of amendments or modifications: (i) amendments to increase the number of Common Shares reserved for issuance, including an increase in the fixed maximum number of Common Shares, or a change from a fixed maximum number of Common

Shares to a fixed maximum percentage of Common Shares; (ii) amendments for the purpose of extending eligibility to participate in the DSU Plan to persons who are not “Eligible Persons” as defined in the DSU Plan; (iii) amendments for the purpose of permitting DSUs issued or other rights or interests acquired under the DSU Plan to be transferred or assigned other than in accordance with the DSU Plan; (iv) amendments to increase the insider participation limits; and (v) amendments to the amending provision of the DSU Plan.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the awards granted under the Corporation’s security-based compensation arrangements as at the end of the financial years ended December 31, 2021, December 31, 2020 and December 31, 2019. The burn rate is calculated by dividing the number of awards granted during the relevant financial year by the weighted average number of securities outstanding for the applicable fiscal year.

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Number of Options granted under the Omnibus Incentive Plan	N/A	N/A	45,000
Number of Options granted under the Option Plan	N/A	3,333	350,000
Number of DSUs/RSUs granted under the Omnibus Incentive Plan	3,223,592	1,016,843	1,321,074
Number of DSUs granted under the DSU Plan	N/A	N/A	204,008
Weighted average of outstanding securities for that fiscal year(1)	59,065,118	57,624,420	49,720,186
Annual Burn Rate (Options)(2)	N/A	Less than 0.01%	1%
Annual Burn Rate (DSUs/RSUs)(2)	5.4%	1.7%	3%

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Notes:

(1)	The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period; a reasonable approximation of the weighted average is adequate in many circumstances. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, and as such may be amended or superseded from time to time.
(2)	The burn rate is calculated by dividing the number of Options or DSUs/RSUs (as applicable) granted during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation recognizes the importance of corporate governance to the effective management of the Corporation and to the protection of the employees and shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose certain corporate governance practices they have adopted. As required by NI 58-101 and other applicable regulatory instruments, the following disclosure describes the Corporation’s corporate governance policies and initiatives.

Board of Directors

Meetings of the Board

The Board fulfills its mandate at regularly scheduled meetings or as required. The directors are kept informed of the Corporation’s operations at these meetings as well as through information provided by management at other times during the year. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time.

At each meeting of the Board, the independent directors of the Corporation are encouraged to, in their discretion, meet in the absence of management and non-independent directors to hold an open and candid discussion.

Directors are expected to attend all meetings of the Board and the committees upon which they serve and to come to such meetings fully prepared (including having conducted a full review of all documentation sent prior to the meeting).

Prior to each Board meeting, the Chairman of the Board, Sheldon Pollack, shall discuss the agenda items for the meeting with the Chief Executive Officer, and circulate an agenda and materials for the meeting to the Board.

Independence

Pursuant to NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgement.

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The Board has considered the relationship of each of the directors to the Corporation and has determined that all of the director Nominees are independent within the meaning of NI 52-110, other than Mr. Hayek, Chief Executive Officer of the Corporation.

The Corporation has also taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management and, if deemed appropriate, additional independent committees may be appointed from time to time.

Directorships

No directors of the Corporation serve together as directors on the boards of other public companies. The following table sets out each director’s current directorship(s) with any other reporting issuer (or the equivalent of a reporting issuer):

Director Reporting Issuer

Roger Dent:

•	Quinsam Capital Corporation
•	California Nanotechnologies Corp.
•	Omni-Lite Industries Canada, Inc.
•	VitalHub Corp.
•	Deveron UAS Corp.

Sheldon Pollack:

•	Exelerate Capital Corp

The CCG Committee and the Board (in each case, with Mr. Dent having recused himself) considered whether each of the members of the Board has the necessary time to fulfill his or her duties as directors and committee members, and, in particular, whether Mr. Dent’s five other outside directorships have impaired (or is likely to impair in the future) his ability to provide the Corporation with the time and attention that is expected of him. The CCG Committee and the Board were unanimous in their conclusions that each of the members of the Board (including Mr. Dent) has been readily available to the Corporation despite any of their other commitments, including during relatively active times for the Board during recent years as the Board navigated the COVID-19 pandemic and its effect on the Corporation and important strategic capital markets initiatives such as prospectus offerings and the Corporation’s recent graduation to the TSX and then listing on Nasdaq. The CCG Committee and the Board, in particular, considered whether Mr. Dent’s five other directorships should disqualify him for continued service on the Board and concluded that his expertise has been (and will continue to be) strategically important to the Corporation, that his other directorships (four of which are with respect to smaller venture companies listed on the Canadian Securities Exchange or TSX Venture Exchange) are not reasonably likely to interfere with his duties to the Corporation and that it would not be in the bests interests of the Corporation or its shareholders to lose the combination of his skillset and knowledge of the Corporation, its history and objectives. Mr. Dent’s perfect attendance record at formal Board and Board committee meetings, and the fact that he makes himself available whenever needed by management or other directors was one of the factors that contributed to this conclusion.

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Attendance Record

Each director standing for re-election has attended 100% of the Board meetings held since January 1, 2022 and each director standing for re-election has attended each Committee meeting of which he or she was a member since January 1, 2022 or since the beginning of his or her directorship, as applicable.

Name	Director Since	Positions	Committees	Board and Committee Attendance in 2022	Other Public Boards
Tal Hayek	October 9, 2009	President, Chief Executive Officer and Director	None	7/7	0
Sheldon Pollack	January 9, 2013	Chairman and Director	Audit Committee and CCG Committee	15/15	1
Roger Dent	July 16, 2014	Director	Audit Committee and CCG Committee	15/15	5
Igal Mayer	July 16, 2014	Director	Audit Committee and CCG Committee	15/15	0
Yishay Waxman	July 16, 2014	Director	Audit Committee and CCG Committee	15/15	0
Paul Khawaja	June 15, 2022	Director	Audit Committee	3/3	0
Michele Tobin	June 15, 2022	Director	CCG Committee	3/3	0

Board Mandate

The Board is responsible for representing the shareholders of the Corporation, enhancing and maximizing shareholder value and conducting the business and affairs of the Corporation ethically and in accordance with the highest standards of corporate governance. The Board has adopted the written mandate set forth in Schedule A, which describes the duties and responsibilities of the Board in the following areas:

•	delegations and approvals of authority;
•	strategic planning and risk management;
•	corporate ethics and integrity;
•	appointment and supervision of management and, as appropriate, succession planning;
•	monitoring of financial reporting and management;
•	corporate disclosure and communications;
•	corporate policies; and
•	review of its mandate.

Position Descriptions

Our Board has adopted a written position description for the chair of the Board. The written position description sets out the chair of the Board’s key responsibilities, including, among others, duties related to:

•	establishing procedures to govern the Board's work and ensuring the Board's full discharge of its duties;
•	chairing Board meetings and meetings of shareholders;
•	identifying guidelines for the selection of, and evaluation of conduct of, the directors;
•	liaising between the Board and management; and
•	carrying out duties as requested by the Board as a whole.

Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

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Our Board has adopted a written position description for our Chief Executive Officer which sets out the key responsibilities of our Chief Executive Officer, including, among other duties in relation to providing overall leadership, strategic planning and business and organizational management.

Orientation and Continuing Education

Through the CCG Committee, new directors will be provided with an orientation and education program regarding the business and operations of the Corporation, and will have opportunities to set up meetings and discussions with senior management and other Board members. New directors will also be provided with written information about the duties and obligations of Board members and will receive documents from recent meetings. The Corporation will tailor the orientation of each new Board member to that Board member’s individual needs and areas of interest.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance and to attend related industry seminars.

Ethical Business Conduct

In fulfilling its mandate and approving various decisions put forth by management, the Board ensures that the measures taken by management comply with Canadian securities regulations and other applicable legislation. Members of the Board are aware of their fiduciary duties in their capacity as directors, which are set out in the CBCA. In exercising their powers and discharging their duties, members of the Board are required to act honestly and in good faith with a view to the best interests of the Corporation, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board has adopted a written code of ethics entitled the “Code of Business Conduct and Conflict of Interest Policy” (the “Business Code”), which applies to all employees, contractors, consultants and agents of the Corporation. The purpose of the Business Code is to, among other things, ensure that the Corporation, and all of its employees, contractors, consultants and agents, adhere to the highest ethical standards in all of its business activities. A copy of the Business Code is available on request from the Corporation.

The Audit Committee is responsible for compliance issues relating to the Business Code, and the Corporation’s Whistle Blowing Policy (described below) contains the procedures by which an individual can report actual or potential violations of the Business Code to the Corporate Secretary or the Audit Committee. The Business Code provides that any violations of the Business Code by any employee may be grounds for disciplinary action including termination. Pursuant to the Business Code, employees, contractors, consultants and agents of the Corporation are required to disclose to the Corporation any possible conflicts of interest and obtain approval to pursue such interest. The fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict of interest provisions under corporate legislation which restrict an individual director’s participation in decisions of the Board in which the director has an interest, ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

Directors serve one-year terms and are elected at each annual meeting of shareholders. The Board is responsible for identifying nominees who it believes have the competencies and skills to facilitate effective decision making. The Chair and Chief Executive Officer are consulted and have input in the nomination process. There is no retirement policy for directors.

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Compensation

Through the CCG Committee, the Board reviews the compensation of directors to ensure that the compensation of directors realistically reflects the responsibilities and risks involved in being an effective director. The Board also reviews the compensation of the Chief Executive Officer and Chief Financial Officer to ensure that it is competitive within the industry and that the form of compensation aligns the interests of such officers with those of the Corporation. When making determinations of the Chief Executive Officer’s compensation level, the CCG Committee will evaluate the Chief Executive Officer’s performance against the Corporation’s corporate goals and objectives.

Assessments

The Board, its committees and its individual directors are assessed at least annually as to their effectiveness and contribution. The Board reviews recommendations from the CCG Committee, assesses the skills and abilities of each existing director and considers and identifies additional skills and abilities that may be required in order to improve the efficiency and competency of the Board.

Director Term Limits and Other Mechanisms of Board Renewal

The Board believes that the need to have experienced directors who are familiar with the business of the Corporation must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations.

The Board has not adopted director term limits or other mechanisms of board renewal because:

•	after considering the director profile at the Corporation, the Board determined that a term limit was not appropriate in the context of the Corporation;
•	the Corporation has found that having long standing directors on its Board does not negatively impact board effectiveness, and instead contributes to boardroom dynamics such that the Corporation has for many years had a consistently high performing Board;
•	the implementation of director term limits is problematic, as it is an inappropriate and unproven method of encouraging board effectiveness;
•	the imposition of director term limits on a board implicitly discounts the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members as a result of an arbitrary determination;
•	the impositions of rigid, prescribed term limits on the tenure of directors implies that boards cannot properly govern themselves, by usurping core functions of the board and replacing them with fixed criteria that may not adequately represent the interests of shareholders;
•	it is important to retain directors who hold significant investments in the Corporation;
•	it is important to ensure that directors with significant and unique business experience in the Corporation’s industry be retained; and
•	that directors with the level of understanding of the Corporation’s business, history and culture acquired through long service on the Board provide additional value.

Policies Regarding Representation of Designated Groups on the Board

The Corporation has not adopted a written policy relating to the identification and nomination of women, Aboriginal peoples, persons with disabilities and members of visible minorities (collectively, “Designated Groups”) as directors to the Corporation’s Board.

The Corporation has not adopted such a policy, written or otherwise, because the Board generally considers diversity of race, ethnicity, gender, age, national origin, Aboriginal status, disability, sexual orientation, visible minority status, cultural background, professional experience and other factors in evaluating candidates for board membership. While the Corporation does not have a specific policy, we consider diversity of race, ethnicity, gender, age, national origin, Aboriginal status, disability, sexual orientation, visible minority status, cultural background, professional experience and other factors in evaluating candidates for board membership.

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Consideration of the Representation of Designated Groups in the Director Identification and Selection Process

In considering the level of representation of Designated Groups on the Board, the CCG Committee takes into account the following factors:

•	the competencies and skills the Board, as a whole, should possess;
•	the competencies, skills and personal and other diverse qualities the existing directors possess;
•	the competencies, skills and personal and other diverse qualities required for new directors in order to add value to the Corporation in light of opportunities and risks facing the Corporation; and
•	the size of the Board, with a view to facilitating effective decision-making.

Selection of candidates to the board from Designated Groups will be, in part, dependent upon the pool of such candidates with the necessary skills, knowledge and experience. The ultimate decision will be based on merit and contribution the chosen candidate will bring to the Board.

Consideration of the Representation of Designated Groups in Executive Officer Appointments

In considering the level of representation of members of Designated Groups in executive officer positions, the Corporation takes into account the following factors:

•	the competencies and skills the executive team, as a whole, should possess;
•	the competencies, skills and personal and other diverse qualities the existing executive officers possess; and
•	the competencies, skills and personal and other diverse qualities required for new executive officers in order to add value to the Corporation in light of opportunities and risks facing the Corporation.

Issuer’s Targets Regarding the Representation of Designated Groups on the Board and in Executive Officer Positions

Board of Directors

The Corporation has not adopted a target for Designated Groups on the Board because the Corporation does not believe that any director nominee should be chosen nor excluded solely or largely because of diversity of race, ethnicity, gender, age, national origin, Aboriginal status, disability, sexual orientation, visible minority status or cultural background. In selecting a director nominee, the CCG Committee focuses on skills, expertise and background that would complement the existing board.

Directors will be recruited based on their ability and contributions.

Executive Officers

The Corporation has not adopted a target for Designated Groups in executive officer positions because the Corporation does not believe that any candidate for an executive officer position should be chosen nor excluded solely or largely because of diversity of race, ethnicity, gender, age, national origin, Aboriginal status, disability, sexual orientation, visible minority status or cultural background. In selecting candidates, the Corporation considers the skills, expertise and background that would complement the existing management team.

Executive officers will be recruited based on their ability and contributions.

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Number of Members of Designated Groups on the Board and in Executive Officer Positions

The following diversity matrix outlines the number and proportion, expressed as a percentage, of members of each Designated Group who hold positions on the Corporation’s Board and as executive officers, including all of the Corporation’s major subsidiaries (as that term is defined in National Instrument 55-104 – Insider Reporting Requirements and Reporting Exemptions and the Canada Business Corporations Regulations, 2001) as at December 31, 2022 as required by Nasdaq Rule 5606, NI 58-101 and the CBCA. The information in the following table is based on a survey of the Corporation’s Board and executive officers conducted by the Corporation on an anonymous and voluntary basis.

	Directors		Executive Officers
	Number	Proportion	Number	Proportion
Part I: Gender Identity
Male	6	86%	8	80%
Female	1	14%	2	20%
Non-Binary	0	0%	0	0%
Did not disclose gender	0	0%	0	0%
Part II: Demographic Background
African American or Black	0	0%	0	0%
Alaskan Native or American Indian	0	0%	0	0%
Asian	0	0%	2	20%
Hispanic or Latinx	0	0%	0	0%
Native Hawaiian or Pacific Islander	0	0%	0	0%
White	6	86%	8	80%
Two or More Races or Ethnicities	1	14%	0	0%
LGBTQ+	0	0%	0	0%
Did not disclose demographic background	0	0%	0	0%

* The Diversity Matrix is accurate as at December 31, 2022

On March 26, 2021, the Corporation announced that it had been included on the 2021 Report on Business Women Lead Here list, an annual editorial benchmark to identify best-in-class executive gender diversity in corporate Canada. As at December 31, 2022, women comprise 20% of NEO and executive positions, 26% of executive vice-president or vice-president positions of the Corporation and 36% of directorship positions. In aggregate, women comprise 31% of all corporate leadership positions, all of whom are instrumental in the growth of the Corporation. For additional information, please refer to the news release dated March 26, 2021, which is available on the Corporation’s SEDAR profile at www.sedar.com.

Audit Committee

Detailed information about the Corporation’s Audit Committee, including the mandate of the Audit Committee and a copy of its charter, can be found in the Corporation’s Annual Information Form for the year ended December 31, 2022 on SEDAR at www.sedar.com under the heading “Audit Committee”.

Compensation and Corporate Governance Committee

The CCG Committee is charged with reviewing, overseeing and evaluating the nominating policies and the compensation policies of the Corporation. In particular, the CCG Committee is responsible for: (i) reviewing and making recommendations to the Board concerning any change in the size of the Board or its composition, including the candidate selection process and orientation of new members of the Board; (ii) establishing procedures to allow the directors of the Corporation to function independently of management; (iii) appointing and compensating officers and approving succession plans for officers; and (iv) overseeing any compensation or benefit plans of the Corporation.

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The CCG Committee is also responsible for the governance practices of the Corporation. To discharge this duty, the CCG Committee, among other things: (i) reviews and recommends to the Board annually a statement of corporate governance practices; (ii) evaluates the competencies and skills that the Board considers integral to the Corporation and the Board, as a whole; (iii) reviews annually the CCG Committee’s mandate and terms of reference; (iv) establishes, reviews and updates the Business Code; and (v) ensures that management properly monitors the Corporation’s compliance with the Business Code.

Other Committees

During the year-ended December 31, 2020, the Corporation established (i) a health and wellness committee (the “Health and Wellness Committee”) and (ii) a diversity committee (the “Diversity Committee”). The Health and Wellness Committee is tasked with assessing, planning, and implementing activities and programs that promote mental and physical wellbeing within the Corporation. The Diversity Committee is mandated with assessing the Corporation’s approach to equity, diversity and inclusion in the workplace. The Corporation established the Health and Wellness Committee and Diversity Committee to create a targeted and focused approach to health, wellness and diversity initiatives within the firm, with the goal of furthering such initiatives in the coming years.

Other Governance Policies

Communication and Disclosure Policy

The Board has adopted a disclosure policy (the “Disclosure Policy”) to ensure, among other things: (i) that the Corporation complies with the requirement to disclose material information under applicable laws and TSX rules; (i) that the Corporation prevents the selective disclosure of material changes; (iii) that the disclosure of material information respecting the business and affairs of the Corporation be timely, factual and accurate; (iv) that all communications are broadly disseminated in accordance with all applicable legal and regulatory requirements; and (v) that persons to whom the policy applies understand their obligations to preserve the confidentiality of undisclosed material information. The Disclosure Policy applies to all employees, Board members, officers, consultants, advisors, and insiders of the Corporation, as well as any other person authorized to act as a spokesperson of the Corporation. The Disclosure Policy provides that any violations of the Disclosure Policy by any employee may be grounds for disciplinary action including termination.

Securities Trading and Confidentiality of Information Policy

The Board has adopted an insider trading policy (the “Trading Policy”) to maintain the confidentiality of material non-public information and ensure strict compliance by all insiders with all requirements relating to the reporting of insider trading and with respect to trading when in possession of material non-disclosed information. The Trading Policy applies to all employees, officers and directors of, and consultants and contractors to, the Corporation (the “Company Personnel”) and requires that the Company Personnel ensures that all restrictions applicable to them under the Trading Policy are also observed by family members who reside with them, anyone else who lives in their households and family members who do not live in their households but whose transactions in the securities of the Corporation are directed by them or are subject to their influence or control (such as parents or children who consult with them before they trade in the securities of the Corporation). The Trading Policy also provides that Company Personnel who come into possession of material non-public information concerning the Corporation must not intentionally or inadvertently communicate that information to any person unless the person has a need to know the information for legitimate, business-related reasons. The Trading Policy also prohibits the communication of confidential information, except where such communication is necessary in the course of business. Any violations of the Trading Policy may also violate certain securities laws.

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Whistle Blowing Policy

The Board has adopted a whistle blowing policy (the “Whistle Blowing Policy”) which establishes procedures for: (i) the receipt and treatment of complaints received by the Corporation regarding financial statement disclosures, accounting, internal accounting controls, or auditing matters; and (ii) the submission by employees of the Corporation, on a confidential or anonymous basis, of concerns regarding questionable financial statement disclosures, accounting, internal accounting, or auditing matters.

Following the receipt of any complaints submitted under the Whistle Blowing Policy, the Corporate Secretary or the Audit Committee will investigate each matter so reported and take corrective and disciplinary actions as necessary. The Audit Committee may enlist employees, or outside legal, accounting, or other advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, accounting, international accounting controls, or auditing matters.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

Other than as set out below, no individual who is, or at any time during the most recently completed fiscal year of the Corporation was, a director or executive officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any of the foregoing is, or at any time since the beginning of the most recently completed fiscal year of the Corporation has been, indebted to the Corporation or any of its subsidiaries or was indebted to another entity, which such indebtedness is, or at any time since the beginning of the most recently completed fiscal year of the Corporation was, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

The following table outlines the aggregate indebtedness of all executive officers, directors, employees and former executive officers, directors and employees of the Corporation or any of its subsidiaries outstanding as at May 12, 2023 entered into in connection with (a) a purchase of securities and (b) all other indebtedness:

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share Purchases	nil	nil
Other	nil	nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS
Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During year ended December 31, 2022 ($)	Amount Outstanding as at the date of this Circular ($)	Financially Assisted Securities Purchases During year ended December 31, 2022 (#)	Security for Indebtedness	Amount Forgiven During year ended December 31, 2022 ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Securities Purchase Programs
N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other Programs
N/A	N/A	N/A	N/A	N/A	N/A	N/A

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Interest of Informed Persons in Material Transactions

Other than as disclosed below, the Corporation’s management is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Normal Course Issuer Bid

In May 2022, the Corporation notified the TSX of its intention to commence a normal course issuer bid to purchase up to 5,500,000 common shares, representing approximately 10% of the issued and outstanding common shares available in the public float as of the date on which the Corporation filed its notice. In accordance with the rules and by-laws of the TSX, the Corporation may purchase Common Shares at the market price of such shares. The Corporation entered into an automatic share purchase plan with a broker that allows the purchase of Common Shares for cancellation under the normal course issuer bid at any time during pre-determined trading blackout periods.

SHAREHOLDER PROPOSALS

A shareholder intending to submit a proposal at the Corporation’s next annual meeting of shareholders must comply with the applicable provisions of the CBCA. The Corporation will include a shareholder proposal in the management information circular prepared for such annual meeting of shareholders provided such proposal is received by the Corporation at its head office on or before March 12, 2023 and provided such proposal is required by the CBCA to be included in the Corporation’s management information circular.

ADDITIONAL INFORMATION

Additional information, including financial information, which is provided in the Corporation’s audited consolidated comparative annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2022, can be found on SEDAR at www.sedar.com. Shareholders may also contact us by telephone at 416-218-9888 or by mail at the address shown on the Corporation’s SEDAR profile at www.sedar.com to request copies of these documents free of charge.

DIRECTORS’ APPROVAL

The contents of this management information circular and the sending thereof to each director, to each shareholder of the Corporation whose proxy has been solicited and the auditors of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Tal Hayek” (signed)

Chief Executive Officer and Director

May 12, 2023

Toronto, Ontario

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SCHEDULE A -
BOARD MANDATE

MANDATE OF THE BOARD OF DIRECTORS

1.0	Introduction

The board of directors (the “Board”) of AcuityAds Holdings Inc. (“Company”) is elected by the shareholders of Company and is responsible for the stewardship of Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.0	Chairperson of the Board

The chairperson of the Board (“Chairperson”) will be appointed by the Board, after considering the recommendation of the Compensation and Corporate Governance Committee, for such term as the Board may determine.

3.0	Independence

The Board will be comprised of a majority of independent directors. Where the Chairperson is not independent, the independent directors will select one of their number to be appointed lead director of the Board for such term as the independent directors may determine. If Company has a non-executive, independent Chairperson, then the role of the lead director will be filled by the non-executive Chairperson. The lead director or non-executive Chairperson will chair regular meetings of the independent directors and assume other responsibilities that the independent directors as a whole have designated.

4.0	Role and Responsibilities of the Board

The role of the Board is to represent the shareholders of Company, enhance and maximize shareholder value and conduct the business and affairs of Company ethically and in accordance with the highest standards of corporate governance. The responsibilities of the Board include:

•	strategic planning;

•	understanding and monitoring the political, cultural, legal and business environments in which Company operates;

•	ensuring that procedures are in place for the management of risks identified with management;

•	review and approve annual operating plans and budgets;

•	corporate ethics and integrity;

•	the appointment and supervision of management and, as appropriate, succession planning;

•	delegations and general approval guidelines for management;

•	monitoring financial reporting and management;

•	monitoring internal control and management information systems;

•	corporate disclosure and communications;

•	adopting measures for receiving feedback from stakeholders; and

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•	adopting key corporate policies designed to ensure that Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of Company’s affairs and in light of opportunities or risks which Company faces. In addition, separate, regularly scheduled meetings of the independent directors of the Board will be held at which members of management are not present.

5.0	Delegations and Approval Authorities

The Board will delegate to the Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of Company. This delegation of authority may be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board. The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee and the Compensation and Corporate Governance Committee.

6.0	Strategic Planning Process and Risk Management

The Board is responsible for strategic planning regarding the establishment of objectives and goals for Company’s business and the review, approval and modification as appropriate of the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve an annual plan which takes into account, among other things, the opportunities and risks of Company’s business and affairs.

The Board, in conjunction with management, shall be responsible to identify the principal risks of Company’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

7.0	Ethics and Integrity

The Board will set the ethical tone for Company and its management and foster ethical and responsible decision making by management. The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

8.0	Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the Chief Executive Officer and the other senior officers of the Company, and will also approve the compensation of the Chief Executive Officer and the other senior officers of Company upon recommendation of the Compensation and Corporate Governance Committee.

9.0	Monitoring of Financial Reporting and Management

The Board will approve all regulatory filings, including the annual audited financial statements, interim financial statements, the notes and management discussion and analysis accompanying such financial statements, quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, and all equity financings, borrowings and all annual operating plans and budgets.

The Board will adopt procedures that seek to ensure: the integrity of internal controls and management information systems; compliance with all applicable laws, rules and regulations; and prevention of violations of applicable laws, rules and regulations relating to financial reporting and disclosure, violation of Company’s code of business conduct and ethics and fraud.

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10.0	Corporate Disclosure and Communications

The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Company’s securities are listed. In addition, the Board will adopt procedures that seek to ensure the Board receives feedback from security holders on material issues.

11.0	Corporate Policies

The Board will adopt and review policies and procedures designed to ensure that Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Company’s business ethically and with honesty and integrity. Principal policies consist of:

•	Code of Business Conduct and Conflict of Interest Policy;

•	Securities Trading and Confidentiality of Information Policy;

•	Whistleblower Protection Policy;

•	Disclosure Controls and Procedures; and

•	Internal Controls Over Financial Reporting.

12.0	Review of Mandate

The Compensation and Corporate Governance Committee will periodically review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or other liability whatsoever.

Dated:	May 12, 2023

Approved by:	Board of Directors

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SCHEDULE B -
ADVANCE NOTICE BY-LAW

NOMINATION OF DIRECTORS

Section 1.1                                       Subject only to the Canada Business Corporations Act (the “Act”), applicable securities laws and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this Section 1.1 shall be eligible for election as directors to the board of directors (the “Board”) of the Corporation. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of Act or a requisition of shareholders made in accordance with the provisions of the Act; or

(c)	by any person entitled to vote at such meeting (a “Nominating Shareholder”), who: (A) is, at the close of business on the date of giving notice provided for in Section 1.3 below and on the record date for notice of such meeting, either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in this ARTICLE 1.

Section 1.2                                       For the avoidance of doubt, the foregoing Section 1.1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

Section 1.3                                       In addition to any other applicable requirement, for a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of the Corporation at the principal executive offices of the Corporation:

(a)	in the case of an annual meeting of shareholders (including an annual and special meeting), not later than the close of business on the thirtieth (30th) day before the date of the meeting; provided, however, if the date (the “Notice Date”) on which the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the Notice Date;

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Corporation

Section 1.4                                       To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary must comply with this Section and disclose or include, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

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(i)	their name, age, business and residential address;

(ii)	the principal occupation, business or employment both presently and for the past five years;

(iii)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act;

(iv)	the number of securities of each class of voting securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)	a description of any relationships, agreements, arrangements, or understandings (including financial, compensation or indemnity related) between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder, in connection with the Proposed Nominee’s nomination and election as director; and

(vi)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law;

(b)	as to each Nominating Shareholder giving the notice:

(i)	their name, business and residential address;

(ii)	the number of securities of each class of voting securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

(iv)	full particulars of any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board; and

(v)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law.

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Reference to “Nominating Shareholder” in this Section 1.4 shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

Section 1.5                                       To be considered timely and in proper form, a Nominating Shareholder’s notice shall be promptly updated and supplemented if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

Section 1.6                                       Any notice, or other document or information required to be given to the corporate secretary pursuant to this ARTICLE 1 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the corporate secretary for purposes of this notice), and shall be deemed to have been received and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Section 1.7        Additional Matters

(1)	The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this ARTICLE 1, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

(2)	The board may, in its sole discretion, waive any requirement of this ARTICLE 1.

(3)	For the purposes of this ARTICLE 1, “public announcement” means disclosure in a press release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(4)	This ARTICLE 1 is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this Section, the provision of the Act or the articles will govern.

ARTICLE 2
ANNUAL OR SPECIAL MEETINGS OF SHAREHOLDERS

Section 2.1                                       No business may be transacted at an annual or special meeting of shareholders other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in Section 2.2 below.

Section 2.2        For business to be properly brought before a meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall also comply with the requirements of ARTICLE 1.

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